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News Release
For immediate release

Bell Canada welcomes more market-based approach to regulation

Ottawa, Ontario, April 30, 2007 – Bell Canada welcomes today’s Canadian Radio-television and Telecommunications Commission (CRTC) price caps decision which reflects significant progress towards a market-based approach to regulation. The decision sets out a much more efficient and streamlined price cap regime under which prices will be determined in areas where local telephone services remain regulated.

“Today’s price caps decision is a clear sign that the CRTC has taken to heart the policy direction set out by the government last December,” said Mirko Bibic, Bell Canada’s Chief, Regulatory Affairs. “Together with the government’s recent local forbearance order, and the policy direction itself, today’s move by the CRTC sets Canada firmly on the path to a modern and efficient telecom policy framework.”

That direction is further reinforced by the CRTC’s announcement late last week that it will review the appropriateness of all other existing regulation in light of the criteria set out in the policy direction.

A policy regime that places greater reliance on market forces rather than detailed and extensive regulation was a key recommendation of the expert Telecommunications Policy Review (TPR) Panel. By implementing the recommendations of the TPR Panel, the federal government and now the CRTC are moving to ensure Canadian consumers and businesses realize the full benefits of competition, including increased choice and innovation.

About Bell Canada

Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Jacqueline Michelis
Bell Canada, Media Relations
416 581-3311
1 888 482-0809
jacqueline.michelis@bell.ca